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www.musaffa.com
Halal investment research app!
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INVEST IN **MUSAFFA**

Islamic Fintech: Giving Access to Halal Investments Globally

musaffa.com/home New York

Featured Investors



Omar Nabil Ahmed

Syndicate Lead

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3 followers

LEAD INVESTOR - Invested $20,000 this round, previously invested $200,000I've chosen to lead this investment into Musaffa because of my strong belief in the management team. I have known Akram Jagirdar, the Co-founder & COO of Musaffa, since he has been with Wahed, a globally recognized Islamic FinTech company now valued at over $300 million. Akram led Wahed's operations from the ground up to launch the first Islamic Robo-advisor in the world. Today, he has embarked on the same journey with Musaffa to launch the first all-in-one global halal trading app for the Muslim community. After meeting the Co-founder & CEO of Musaffa, Dilshod Jumaniyazov, I was confident in his vision, years of experience, and high financial expertise to lead the team successfully. Since I trusted the team and their vision of empowering Muslims financially, I invested $200,000 in the previous round, and now I am investing $20,000 more. Musaffa is revolutionizing the way Muslims deal with money. They are an education plus investment platform that allows Muslims to trade in the financial markets in a Shariah-compliant environment. I'm convinced about the timing, the product, and the need for Musaffa

for the mass Muslim population globally to become financially independent.

Invested $20,000 this round & $200,000 previously

Highlights

1. #1 (by downloads) Halal Stock & ETF screener in the world: 660,000+ Mobile app downloads
2. 317,000+ users from 182+ countries, around 1,000+ daily new users, and an impressive 4.6 app rating.
3. The $2.2 trillion global Islamic finance industry is set to grow to $5 trillion in 2025.
4. Establishing a global halal investment environment by partnering with 10 B2B global partners
5. Leadership team with decades of experience in financial services & technology
6. Featured in The Halal Times, Islamic Finance News, and Islam Chanel.
7. $1M+ was raised from accredited investors, and founders personally invested over $240K+.

Our Team



Dilshod Jumaniyazov, CFA CEO

7 + years of experience building trading platforms at Wells Fargo Securities in the United States. It has been Dilshod's lifelong dream to launch an Islamic investment and trading platform.



Akram Jagirdar COO

Built a robo-advisory operating system to that effect, allowing Wahed to launch in 130+ countries and raise over $40M in 2 years.



Rashid Turaev CTO

Developed Uzbekistan's entire railway ticketing system and built multiple trading solutions.

Rinat Ziyodillaev

A Halal Investment App Where You Can Screen, Research, & Invest Globally!


Musaffa®
All-in-one
Halal investment
Research &
Trading App!
Back
Stock Screener
ETF Screener
11872 stocks
United states
Filter
Apple Inc
AAPL
Halal
140.04 USD
-3.44%
Microsoft Corp
MSFT
Doubtful
216.43 USD
-1.67%


www.musaffa.com
Download on the App Store
GET IT ON Google Play
Alphabet Inc
GOOGL
Doubtful
84.20 USD
-3.19%
Amazon.com Inc
AMZN
Doubtful
89.54 USD
-2.80%
Tesla Inc
TSLA
Halal
216.05 USD
0.50%

Summary

At Musaffa, we are a data-driven, mobile-first, Shariah-focused organization on a mission to develop proprietary technologies and platforms to deliver financial services and products to the underserved Muslim population globally. We are focused on providing an exceptional user experience to the underserved demographic by targeting the near-prime digitally savvy individuals in selected markets.

We currently offer services across 180 countries. We offer financial education, global Shariah-compliant stock and ETF screening, and investment research solutions through our web platform and apps under the brand name Musaffa. Soon, we plan to launch Shariah-compliant trading platforms in several countries. We intend to use the funds raised mainly for operations, research and development, compliance, marketing expenses, and hiring new employees.

Problems


Religion and values are important concerns for Muslims investing in financial markets
Muslims are not allowed to invest in

publicly traded financial instruments, such as derivatives (such as options, forwards, futures, and swaps), bonds, and **a majority** of stocks and ETFs

! **No easy way exists** for Muslims to screen, research, and invest in Shariah-compliant stocks & ETFs globally


Challenges Faced by Muslims when Investing in the Stock Market
~97.6%
• Derivatives
• Fixed Income
• Not Halal Stocks
CAPITAL MARKET
Investible Market for Muslims
~2.44%
• Halal Stocks

Solutions

Musaffa is actively solving these problems by providing an end-to-end Shariah-compliant solution:

- **Learn** about halal investments & **connect** with fellow Muslim investors globally
- **Screen** 120,000+ stocks & 8,500+ ETFs globally for their Shariah-compliance
- **Research** and **invest** only in Halal stocks & ETFs globally

Market Validation

With 2 billion Muslims worldwide, our potential customer base is 400 million, with an extended reach of 618 million more. In just two years, we've gained over 317,000+ global users who are also thrilled and eager to use our Sharia-compliant trading platform.

Active Registered Users: 317,000+

Musaffa App Downloads: 660,000+

Social Media Followers: 200,000+

Product Offering

Musaffa platform offers a comprehensive, end-to-end Shariah-compliant investment platform, enabling Muslim investors to align their investments with their faith fully.

This comprehensive offering includes:

- **Musaffa Academy:** Providing Islamic Finance education to enhance knowledge of halal investments.
- **Halal Stocks & ETF Screener:** Screening over 120,000 stocks and 9,000 ETFs globally for Shariah compliance.
- **Seamless Portfolio Monitoring:** Effortlessly sync your investments from existing brokerages to Musaffa and conveniently monitor their Shariah-compliance in real-time.
- **Investment Research:** Conducting fundamental investment research of halal stocks and ETFs to identify high-return investments.
- **Investment Checklist:** Evaluating potential investments based on factors such as expected returns, risks, dividend yields, and more.
- **Trading:** Investing only in halal stocks and ETFs globally.
- **Customized Portfolios:** Building customized halal portfolios of stocks and ETFs tailored to investor risk preferences.
- **Proprietary Shariah-compliant ETFs:** Launching Shariah-compliant ETFs that offer investors the opportunity to invest across various themes, strategies, sectors, countries, and regions.
- **Smart Notifications:** Receiving real-time alerts for changes in the Shariah-compliance of investments.
- **Purification:** Purifying the non-halal portion of profits through donations to charities.
- **Zakat Platform:** Accurately calculating the required Zakat amount and facilitating the online donation of that amount to charities.

These features work together to create fully managed Shariah-compliant investment journey, empowering Muslim investors through accessibility, education, and trust.

Musaffa Academy


Musaffa
Islamic Finance Academy:
For Muslims by Muslims
Download on the App Store
GET IT ON Google Play
How to Avoid Common Money Mistakes
A Guide to Quick Returns for Beginners
Moving Averages in the Stock Market
Comprehensive Guide
www.musaffa.com
Emotional biases & their impact on investing!
Can Investing be a Full-Time Jo
A Comprehensive Analysis

We understand investing can be complex and daunting. That is why we launched the Musaffa Academy. Here, Muslims can learn everything from Islamic finance basics to advanced investment techniques, both fundamental and technical. Our goal is to empower Muslim investors with the knowledge needed to succeed in the investment world.

Driven by a passion for education, we launched Musaffa Academy. Our primary goal is to empower Muslims with the knowledge they need to navigate the world of Halal investing and trading. As our users work towards financial growth, we want to ensure they never feel they're compromising their cherished values and beliefs.

Musaffa Academy was born out of a desire to help Muslims gain a deeper understanding of Islamic Finance and Halal investments. Today, we host over 600 meticulously curated articles and engage with a vibrant community of over 150,000 followers on social media who interact with our content daily.

Halal Stocks and ETFs Screener

Halal Stocks and ETF's Screener

One of our primary offerings is the Halal Stock and ETF Screener, which empowers Muslim Investors to make informed investment decisions. At Musaffa, we adhere to AAOIFI's stock screening methodology.

Alhamdulillah, to the best of our knowledge, we currently provide the most accurate screening services worldwide.


Impermissible Revenue
Interest-bearing Debt
Interest-bearing Securities and Assets
QURAN
SUNNAH
IJMA (Consensus)
QIYAS (Analogy)
IJTEHAAD (Reasoning)
HALAL
NOT HALAL
DOUBTFUL
Based on AAOIFI Shariah stock screening methodology

We will provide access to the Shariah-compliance statuses of over 120,000+ stocks and 8,500+ ETFs globally, helping Muslim investors easily find investments that align with their faith.



← Back
Stock Screener
ETF Screener
1426 stocks
United States >
Filter
Apple Inc
AAPL
191.94 USD
0.62%
Halal
Microsoft Corp
MSFT
343.77 USD
0.89%
Halal
Tesla Inc
TSLA
260.02 USD
1.10%
Halal
Alphabet Inc
GOOGL
120.02 USD
0.69%
Doubtful
Berkshire ...
BRK.A
527,750.00 USD
0.29%
Not Halal
120,000+ Stocks & 8,500+ ETFs Covered!
Based on AAOIFI Shariah stock screening methodology

Musaffa's stock and ETF screener is not just a tool but an embodiment of precision and thoroughness. It serves as the bedrock of halal investing, allowing Muslim investors to screen the Shariah-compliant status of over 120,000 stocks and 8,500 ETFs globally.

Our methodology, approved by AAOIFI, is reinforced by our advisors' Halal Stocks & ETF Screener certification, validating our commitment to guidelines. Additionally, our advisors ensure accurate solutions for unique cases, adhering to Shariah standards.

So far, we have analyzed nearly 60,000 stocks and 3,000 ETFs from various countries, including the US, UK, Canada, Malaysia, Indonesia, India, and more. We are continuously expanding our coverage and keeping the Shariah-compliance status of these investments regularly updated on our platform.

We are just getting started. We're on our way to creating a complete halal investment ecosystem for Muslims, with the Halal Stocks and ETF Screener at its heart. Soon, we'll introduce a full trading solution within a Shariah-compliant environment. Our goal is to provide a one-stop platform that covers everything, from learning about halal investments to selecting suitable investments and purifying profits.

Proprietary Financial Analysis Software


merlin
TASK MANAGER
STOCKS
ETFS
MARKET INDEXES
SETTINGS
COMPLIANCE REPORTS
search
Isin
United States
Halal
Search
Stock name
Company name
Isin
Country
SMID Smith-Midland Corp US8321561032 United States
MYO Myomo Inc US62857J2015 United States
ADTX Aditxt Inc US0070255056 United States
MLPLF Multipolar Technology Tbk PT ID1000128408 United States
STWRY Software AG DE000A2GS401 United States
SWDAF Software AG DE000A2GS401 United States
CMPVF CompuGroup Medical SE & Co KgaA DE000A288904 United States
CMPUY CompuGroup Medical SE & Co KgaA DE000A288904 United States
VBVBF Verbio Vereinigte Bioenergie AG DE000A0JL9W6 United States
ELA Envela Corp US29402E1029 United States
IFNNF Infineon Technologies AG DE0006231004 United States
IFNNY Infineon Technologies AG DE0006231004 United States
PTJYF Jaya Real Property Tbk PT ID1000128903 United States
Indo Kordsa Tbk PT ID1000084700 United States

At Musaffa, we are deeply committed to Islamic principles. We have developed a one-of-a-kind proprietary financial analysis software called Merlin to help Muslim investors worldwide make Shariah-compliant investments.

We collect and analyze data from various sources, including annual and quarterly reports, company presentations, and press releases, to provide our customers with accurate and up-to-date information about their stocks and ETFs.

Proprietary Halal Stock Ranking and Detailed Revenue Breakdown


Halal Revenue
95.88%
iPhone
55.73%
Calculation


Mac
6.55%
iPad
7.96%
Wearables, Home and Accessories
11.42%
Other
14.21%
Doubtful Revenue
3.39%
Halal Sales & Income
Doubtful Sales & Income
Not Halal Sales & Income
Total Revenue
Not Halal Business Activity Perce
Not Halal Sales & Income + Doubtful S
Income
Total Revenue

Often, Muslims can feel unsure about diving into the stock market. We aim to transform this hesitance into confidence. Our unique halal stock ranking system was created to dissolve any doubts among investors. We assign one of three Shariah-compliance statuses to the stocks we cover: Halal, Not Halal, and Doubtful. Shariah-approved stocks are further divided into five groups based on various compliance parameters and ranked from 1 to 5. The higher the score, the more in tune with Shariah principles the stock is. This ranking system aids portfolio managers in making smarter choices, lowering the cost of portfolio rebalancing due to shifts in compliance status.

Beyond the ranking system, we also offer detailed compliance reports for the companies we cover. This includes the detailed calculation and detailed revenue breakdown for each company so that investors can see the revenue source of the company and invest with confidence.

Musaffa is opening up access to halal investment opportunities by working alongside respected scholars and Shariah advisors to offer transparent, Shariah-compliant products that adhere to Islamic principles and industry best practices, ultimately increasing investor confidence.

Certificate for Stock Screening Methodology

AMANAH
ADVISORS

In the Name of Allah, The Most Kind and The Most Merciful

20th April 2022
Shariah Certificate No.: MSFA-001

Shariah Compliance Certificate

For Musaffa's Stock Screening Methodology

This certificate constitutes a pronouncement by the Shariah Advisors of Musaffa regarding their methodology and approach to Shariah compliance.

We have reviewed the following documents:

1. Terms of Use
2. Market Data Agreement
3. Musaffa Stock Screening Documentation

We are of the view that the Shariah screening methodology adopted by Musaffa **conforms with the global Islamic Finance industry practice**.

Although this certificate endorses the methodology, proper implementation in accordance with what has been reviewed and discussed is the sole responsibility of the Musaffa team.

To Allah belongs all praise.

DocuSigned by:
Mufti Faraz Adam
0E9AA6F6517A4E6...
Mufti Faraz Adam
Shariah Board Member

DocuSigned by:
8070E6E5093D43D...
Dr Aznan Hasan
Shariah Board Member

Registered office:
16 Leicester Road
Blaby, Leicester
United Kingdom LE8 4GQ

admin@amanahadvisors.com
amanahadvisors.com

Certificate for ETF Screening Methodology

AMANAH ADVISORS

In the Name of Allah, The Most Kind and The Most Merciful

Sharia Certificate

For Musaffa's ETF Screening Criteria

20 April 2023 – 19 April 2024

This certificate constitutes a pronouncement by Amanah Advisors as the Sharia Board of Musaffa regarding the acceptability of the ETF Screening Criteria.

We confirm that we have reviewed the criteria and advised on making it acceptable, and we are of the view that the screening criteria for Equity ETFs are acceptable. The screening only applies to equity-based ETFs and not any other type of ETF. The approved screening criteria can be seen in Appendix 1.

Although this certificate endorses the documentation and processes, proper implementation in accordance with what has been reviewed and discussed is the sole responsibility of the end-user. Participants must perform their own due diligence before investing. This certificate is not financial advice and Amanah Advisors does not bear any liability or responsibility to any adverse outcome.

To Allah belongs all praise.

Shaykh Dr Aznan Hasan
Sharia Board Member

Mufti Faraz Adam
Sharia Board Member

Our dedication to excellence is reflected in our Shariah Compliance Reports. They're not your average reports – they're diligence at its peak. Our team of financial analysts employs a proprietary internal screening tool to manually screen every stock, ensuring the highest standards in the industry.

B2B Partners

We are serving **6+ B2B Clients** globally!

raseed
Middle East

baraka
Middle East

stockal
USA

adl ADVISORY
Malaysia

Hyssa
Turkiye

Spike
USA

Amal invest
Middle East

We aim to become a leading Islamic finance hub for individuals and businesses worldwide. Our technology provides reliable data and simplifies halal investing for users. We're focused on partnering with businesses worldwide to offer halal investment solutions to Muslims everywhere.

Why B2B Partners Choose Musaffa?

Easy Integrations: Our tech-driven Shariah screening and analysis tools unlock a world of possibilities, aiding Islamic finance businesses in their

expansion by uncovering new avenues and offerings.

Transparency & Reliability: In finance, trust is everything. At Musaffa, we earn it through transparency. Our features like screening reports, compliance ranking, and smart alerts are designed to ensure data accuracy and integrity.

Build or Enhance Products: Our experienced team crafts solutions that are not just workable and technically sound but also what our partners' customers truly want, thereby adding value to your product portfolio.

Seamless Integration: With extensive data output options such as screening reports API, webhooks notifications on status changes, and data warehouse connections via API and WebSocket, integrating Musaffa into your tech stack is smooth and efficient.

Seamless Portfolio Monitoring

Effortlessly sync your investments from existing brokerages to Musaffa and conveniently monitor their Shariah-compliance in real-time.

Investment Research

Just because a stock adheres to Islamic investing rules, meaning it's Shariah-compliant, doesn't automatically make it a wise investment. That's where our eagle-eyed analysts come in. They go through a lot of financial documents and calculate how much a stock is really worth. We study the financial statements of different companies and identify which stocks are promising and which ones are risky.

Our financial analysts spend countless hours analyzing every company and giving recommendations. We provide:

- Superior Fundamental Data
- Superior Financial Models

- Superior Stock Ratings

We don't stop at the surface level. We delve into the extra details tucked away in the report footnotes, giving our valued customers a clear picture of a company's financial landscape. Our goal is to help our users make smart investment decisions that will give them better returns.

Investment Checklist



Investment Checklist
2.04% Expected Annual Return
Based on 1 year median target stock price of 188.12 USD and annual dividend yield of 0.50%
Moderate Risk
This stock is 1.25x as volatile as the S&P500
Bad Sharpe Ratio
This stock has a Sharpe ratio of -0.08 and is expected to give low returns compared to the risk involved
0.5% Dividend Yield
Ratings
Buy
25.00%
56.00%
17.00%
2.00%
0.00%
8 analysts giving stock ratings to
the past 3 months
lalal Stocks

Trading (Coming Soon!)



Withdraw Funds
Add Fund
Overview
Total Investment
$450.38
Total Cash Balance
$52.32
Total Portfolio Value
$536.93
Total Profits/Loss
$86.55 (19.21%)


Positions
Stocks
Company Name
Shares
Profit
Profit(%)
Compliance
Apple Inc
AAPL
0.08831733
$1.48
9.87%
Halal
Adobe Inc
ADBE
0.06337792
$7.86
34.38%
Buy
Sell
AMD
Advanced Micro Devices Inc
AMD
0.163927
-$1.97
-9.85%
Halal
Salesforce Inc
0.04736642
-$0.05
-0.50%
Halal

Our ultimate goal is to establish a halal investment app that is available in over 150 countries around the globe, becoming the go-to investment platform for Muslims everywhere.

We understand that some investors may not have enough money to buy a full share of a stock. That's where Musaffa steps in. We provide investors the option to purchase fractional shares. With this feature, even as little as $1 can be invested in their preferred stocks. This means that Muslim investors, even those with restricted funds, can participate in the stock market.

Automated Investment Feature

Investors may prefer to invest a fixed sum, let's say $100, in a halal stock or ETF every month. This approach allows them to consistently invest a set amount regardless of the fluctuating stock prices.

Customized Portfolios (Coming Soon!)

Musaffa Empowers Muslims to Build Diverse Investment Portfolios

Our screening found that approximately 25% to 30% of stocks and ETFs are Shariah-compliant. This means Muslim investors have many options to build diverse investment portfolios confidently.

Portfolio Management Solution

Portfolio Management Solution

At Musaffa, we're here for all Muslim investors. In addition to active trading, we plan to introduce a portfolio management solution. This way, even if you're busy or new to investing, you can still benefit from passive halal investments.

Proprietary Shariah-compliant ETFs (Coming Soon!)


ETFs
Proprietary
Shariah-compliant
ETFs:


Invest across various themes, strategies, sectors, countries, and regions!

We plan to launch Shariah-compliant ETFs that offer investors the opportunity to invest across various themes, strategies, sectors, countries, and regions.

Smart Notifications

A Sharia Compliance Notification-Heavy System

Musaffa App is a unique trading platform that sets it apart from other trading platforms. Our uniqueness lies in our sophisticated system that consistently keeps users in the loop with frequent notifications. These notifications guide them along their investment journey, making sure they don't accidentally get involved in transactions that go against Sharia rules such as short-selling or speculative market trading. We focus on keeping users informed and helping them make investments that align with their values.

Therefore, we are not just building a trading platform - we are building an environment. An environment that encourages Shariah-compliant trading and halal investment.

Watchlist Feature

With the Musaffa App, investors can effortlessly track their favored stocks or ETFs by placing them in their watchlists. This way, they can keep a close eye on the Shariah compliance status of these investments over time. For instance, should a desirable stock flip its status from "Not

Halal" to "Halal," they'll have the option to invest in that stock. If a stock or ETF is not deemed halal or has doubts about its compliance, investors will not be able to invest in it through the Musaffa trading platform.

Our platform ensures that only halal (Shariah-compliant) stocks and ETFs are available for investment. From start to finish, the whole platform adheres to Shariah guidelines.

Monitoring Feature

Using Musaffa trading platform, investors can invest exclusively in halal stocks and ETFs. After purchasing these investments, they can easily keep track of their Shariah compliance in the Portfolio section of the app. If any of the stocks or ETFs in their portfolio change their status from Halal to Not Halal or become doubtful, investors will receive instant notifications. They will be encouraged to sell or get rid of those particular stocks or ETFs to maintain their halal investment portfolio.

Purification


Purification Options
Find out which method is best for you →
Most Comprehensive
Dividend Purification
USD
7.41
What to do next →
Interest Income Purification
USD
42.74
What to do next →
Not Halal Income Purification
USD
239.71
What to do next →
Calculation
Calculation
Calculation


Not halal Revenue / Total Revenue
4.12%
Interest Income Per Share
USD 0.06
Shares Owned
80
Not Halal Income Per Share
USD 0.31
Shares Owned
80

For Muslim investors, it's crucial that their investments resonate with Islamic principles, even if they're selecting Shariah-compliant stocks. It's hard to discover completely halal companies since the majority are entwined in activities not deemed Shariah-compliant. Therefore, Muslim investors need to "purify" a part of their investments that is not considered halal (permissible) by donating that amount to charities.

Musaffa has developed a unique feature called Purification Calculator which helps to calculate the portion of investments that is not halal and allows Muslim investors to donate that amount to their preferred charities.

Ensuring investment earnings align with Shariah principles is vital for Muslim investors. This means even when they invest in halal (Shariah-compliant) stocks, finding companies that are absolutely free from non-compliant activities can be challenging.

Let's paint a picture: Let's say an investor buys and sells Tesla stock, making a $100 profit. The investor would require to purify the unclean portion of the profit. For instance, if 1.33% of Tesla's revenue originates from non-halal sources (such as interest income), and 98.67% from halal sources, the investor would have to donate $1.33 to a charity to ensure their profits are fully halal.

Unfortunately, most trading platforms do not offer this purification feature. But, this is where the Musaffa trading platform fills the gap, providing an integrated purification system. With Musaffa, investors can conveniently purify their investments as soon as they sell their stocks or ETFs. This is a unique feature that sets Musaffa apart and allows investors to ensure their investment profits are completely following the Shariah guidelines.

Zakat Platform

Accurately calculating the required Zakat amount and facilitating the online donation of that amount to charities.

Global Business Model & Revenue Streams

We operate within the fintech sector, and our operations depend highly on technology infrastructure and algorithms to screen stocks and ETFs for Shariah compliance and allow trading of regional and global Shariah-complaint equities.

We currently offer an advanced screening solution and are preparing to introduce trading services to retail customers, a privilege traditionally reserved for wealthier investors who engage with brokerages charging substantial annual management fees, often exceeding 0.5% of their assets under management (AUM). Musaffa, using its proprietary screening technology, plans to offer these services to retail clients at a significantly reduced monthly cost, ranging from $5 to $10.

Our mission is to democratize access to high-quality financial tools for Islamic investors on a global scale. At Musaffa, we are committed to providing affordable access to Islamic investments, ensuring that Muslim investors do not face any unnecessary financial burden.

The company will generate revenue through three primary sources:


1 Subscription
Yearly: $60 to $120
2 B2B Data Solutions
Pro: $7,800/year,
Premium: $9,600/year



3 **Brokerage Partnership**

80/20 revenue sharing agreement

1. **Subscriptions:** Customers are billed on a monthly basis for an all-inclusive subscription plan, granting them access to the knowledge base, the screening tool, the investment checklist, the global trading solution, and purification features. Subscription rates will range from $5 to $10 per month, depending on the region of access.

2. **B2B Data Solutions:** Musaffa also generates revenue by licensing its Shariah-compliant screening solution to other companies in the Islamic finance industry. This strategy allows Musaffa to establish a strong presence and credibility in various global regions. The licensing fee structure comprises three tiers: Starter - $550/month, Pro - $900/month, and Premium - $1,400/month.

3. **Brokerage Partnerships:** The Musaffa Brokerage Partnership model extends the data license solution, positioning Musaffa as a technology partner that connects with its existing partnerships. This arrangement enables Musaffa to offer its customers trading services for regional equities. Revenue is divided in an 80/20 split between Musaffa and the licensed brokerage partners.

Following the launch of our trading platform in seven regions, we plan to introduce an annual fee ranging from $60 to $120 for customers using the all-in-one trading platform. Our projections indicate that by the end of 2024, we anticipate having 50,000 paying customers globally, generating over $4,500,000 in annual revenue (*not guaranteed*). Looking ahead to the end of 2025, our estimate is to have 200,000 paying customers globally, resulting in $18,000,000 in annual revenue.

Our Executive Team



Dilshod Jumaniyazov, CFA
Co-Founder & CEO



Akram Jagirdar
Co-Founder & COO



Rashid Turaev
Co-Founder & CTO



45+ Tech & finance enthusiasts with combined work experience of **100+ years**

Our Shariah Advisors



Shaikh Dr. Aznan Hasan

MALAYSIA

Shariah Board member of Accounting & Auditing Organization for Islamic Financial Institutions ("AAOIFI").



Mufti Faraz Adam

UNITED KINGDOM

UK-based Islamic Finance consultant and heads the global Shariah advisory firm Amanah Advisors.

About Our Founder

Musaffa's executive team and Board of Directors have decades of experience in the finance and technology industries and proven track records.

Our Founder, Dilshod Jumaniyazov, holds a Chartered Financial Analyst (CFA) designation and has over 15 years of financial industry experience. He had worked at Wells Fargo Securities for over seven years, building multiple investments and trading platforms. He also worked as an Equity Research Analyst at one of the most prestigious companies in the United States.



Dilshod Jumaniyazov and Warren Buffett, Omaha, Nebraska 2011

It has been Dilshod's lifelong dream to build an all-in-one investment platform for Muslims globally so that every Muslim has an opportunity to invest in companies in any part of the world. As the co-founder and the president of the University of Tennessee Investment Group, he also met Warren Buffet and had a meaningful meeting with him.

What Do Our Members Say About Us?



Waïl HAMMAN

★★★★★ February 16, 2023

Clean, clear, well maintained application. The best in its category. I hope you can keep it always updated and rich. This app saves a

lot of time for investors.

A **Abdul Hafeez**
★★★★★ July 11, 2023

This is a very use full app for our muslim brothers to pick halal shares not haram, i am so happy to use this app and this app is so easy to understand, jazakallah!

Wael Shoukry
★★★★★ July 11, 2023

I am truly grateful for the effort you put into this app.
I've been trying hard to find a way to ensure my portfolio is halal but found it so hard that I was about to exit the stock market out of confusion. Until I found your website, app, and academy, I am now filtering my portfolio and have found a few non halal stocks which I'm happy to discard.

One of the best things about your service is
you explain WHY it is/isn't Halal.
Jazakum Allah Khairan for every halal cent I make! 🙏

Our Milestones

Q4 2020

BUSINESS FORMED

- Founder Investment - $250K

Q3 2021

BETA LAUNCH

- Halal Stock & ETF Screener
- Musaffa Academy (600+ posts)

Q4 2021

GLOBAL COVERAGE

- Added 120,000 stocks and 3500 ETFs for screening

Q2 2022

LAUNCHED APPS & BUILT PARTNERSHIPS

- iOS and Android mobile apps
- API for businesses
- Provide B2B Data solutions to 9 regional partners

Q4 2023

RAISE MONEY

- Spend for development and growth

Q2 2024

LAUNCH GLOBAL TRADING APP

- Halal trading app in 7 countries: India, Bahrain, Kuwait, Oman, Qatar, Saudi Arabia, and the UAE

Q4 2024

20 B2B PARTNERSHIPS

- 1,000,000 users globally
- 50,000 customers globally
- 20 B2B Partnerships

Q2 2025

MILESTONE ACHIEVEMENTS

- 2,000,000 users globally
- 100,000 customers globally
- 30 B2B customers
- $9M revenue

forward looking projections not guaranteed

Why Invest in Musaffa?

The Muslim community is at the core of Musaffa. We are building the Musaffa app to serve Muslims globally, and we encourage every customer to be an owner, whether they invest $100 or $100,000. Why? Because owners will be our best customers—and, together, can influence Musaffa's future as a company.

Musaffa is revolutionizing the Islamic Capital Markets.

Musaffa is growing fast — since the company was formed over a year ago, we have:

- Hired one of the best teams in the industry
- Signed strategic partnerships that create a competitive advantage
- Built a founding member community of over 317,000+ Muslims from over 182 countries.
- Developed the Musaffa App and launched Halal Stock & ETF screener